UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo, 101-0061, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Initial Public Offering

On August 3, 2023, Pixie Dust Technologies, Inc. (the “Company”) closed its initial public offering (the “Offering”) of 1,666,667 American Depositary Shares (the “ADSs”, and each, an “ADS”), each ADS representing one common share, no par value, of the Company, at a price to the public of $9.00 per ADS, before underwriting discounts and commissions. Net proceeds to the Company, after deducting underwriting discounts and commissions and other offering expenses, were approximately $11.2 million. The Company intends to use the net proceeds for the development and commercialization of its technologies and related products, and for other working capital and general corporate purposes.

The ADSs were offered, issued and sold to the public pursuant to the Registration Statement on Form F-1, as amended (File No. 333-272476), which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 31, 2023, and the prospectus forming a part thereof. A final prospectus dated July 31, 2023, describing the terms of the Offering was filed with the SEC on August 2, 2023 and is available on the SEC’s website located at http://www.sec.gov.

Entry into Material Definitive Agreement

On August 3, 2023, the Company entered into a Deposit Agreement (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary (the “Depositary”), and the holders and beneficial owners of the ADSs issued thereunder, with respect to the terms and provisions governing such ADSs. Under the terms of the Deposit Agreement, each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one common share that is on deposit with the Depositary and/or its custodian. ADSs also represent the right to receive, and to exercise the beneficial interests in, any other property received by the Depositary or the custodian on behalf of the owner of the ADSs, but that have not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The Company and the Depositary may agree to change the ADS-to-share ratio by amending the Deposit Agreement.

The foregoing description of the Deposit Agreement does not purport to be completed and is qualified in its entirety by reference to the full text of the Deposit Agreement, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

Issuance of Press Release

On August 3, 2023, the Company issued a press release announcing the closing of the Offering. The press release was also translated into Japanese and issued in Japan.

A copy of the press release is being furnished in this report on Form 6-K as Exhibit 99.1, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Deposit Agreement, dated August 3, 2023, by and among the Company, the Depositary, and the holders and beneficial owners of the American Depositary Shares issued thereunder.

99.1	Press Release of the Company, dated August 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: August 4, 2023	By:	/s/ Yoichi Ochiai
Name: Yoichi Ochiai
Title: Chief Executive Officer